11021499

MAR 3 1 2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-14953

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aon Benfield Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 E. Randolph Street
(No. and Street)

Chicago	Illinois	60601
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas S. Keith 847-295-5000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
((Name – *if individual, state last, first, middle name*))

155 N. Wacker Drive,	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, Douglas S. Keith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aon Benfield Securities, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

NASHA C GRIFFIN
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
June 17, 2012

Notary Public

Signature

Financial Operations Principal
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report (bound under separate cover).
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Aon Benfield Securities, Inc.

Consolidated Financial Statements and Supplemental Information

Year Ended December 31, 2010

Contents

Report of Independent Registered Public Accounting Firm

The Stockholders
Aon Benfield Securities, Inc.

We have audited the accompanying consolidated statement of financial condition of Aon Benfield Securities, Inc. and subsidiary (collectively, the Company) as of December 31, 2010, and the related consolidated statements of income, changes in stockholders' equity, changes in subordinated borrowings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Aon Benfield Securities, Inc. and subsidiary at December 31, 2010, and the consolidated results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

Chicago, Illinois
March 30, 2011

1103-1242882

Aon Benfield Securities, Inc.

Consolidated Statement of Financial Condition

December 31, 2010

Assets	
Cash and cash equivalents	$ 19,301,169
Receivables from affiliates	64,124,618
Fees receivable	500,000
Cash segregated for regulatory purposes	115,905
Interest receivable	4,404
Prepaid expenses and other assets	12,620
Total assets	$ 84,058,716
Liabilities and stockholders' equity	
Liabilities:	
Payable to affiliates	$ 7,106,625
Accounts payable and accrued expenses	124,737
Total liabilities	7,231,362
Stockholders' equity:	
Common stock, no par value; 200 shares authorized; 110 shares issued and outstanding	11,000
Additional paid-in capital	3,560,000
Retained earnings	73,256,354
Total stockholders' equity	76,827,354
Total liabilities and stockholders' equity	$ 84,058,716

See notes to consolidated financial statements.

Aon Benfield Securities, Inc.

Consolidated Statement of Income

Year Ended December 31, 2010

Revenues	
Underwriting fees	$ 17,279,896
Advisory and other fees	1,158,812
Commissions and distribution fees	581,392
Net trading gains	317,995
Interest income	296,106
Total revenues	19,634,201
Expenses	
Interest expense	1,476,528
Compensation and benefits	139,666
Licensing and registration	131,685
Clearing fees	78,734
Legal fees	67,406
General and administrative	19,022
Consulting and professional services	4,000
Total expenses	1,917,041
Income before income taxes	17,717,160
Income tax expense	7,030,166
Net income	$ 10,686,994

See notes to consolidated financial statements.

Aon Benfield Securities, Inc.

Consolidated Statement of Changes in Subordinated Borrowings

Year Ended December 31, 2010

Balance at January 1, 2010	$ –
Increase	243,000,000
Decrease	(243,000,000)
Balance at December 31, 2010	$ –

Consolidated Statement of Changes in Stockholders' Equity

Year Ended December 31, 2010

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Beginning balance	$ 11,000	$ 3,560,000	$ 62,569,360	$ 66,140,360
Capital contribution	–	–	–	–
Net income	–	–	10,686,994	10,686,994
Ending balance	$ 11,000	$ 3,560,000	$ 73,256,354	$ 76,827,354

See notes to consolidated financial statements.

Aon Benfield Securities, Inc.

Consolidated Statement of Cash Flows

Year Ended December 31, 2010

Operating activities	
Net income	$ 10,686,994
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Receivables from affiliates	(11,161,956)
Fees receivable	1,200,000
Interest receivable	8
Prepaid expenses and other assets	(6,583)
Payable to affiliates	2,802,194
Other liabilities	9,709
Net cash provided by operating activities	3,530,366
Financing activities	
Proceeds from subordinated loans	243,000,000
Payments on subordinated loans	(243,000,000)
Net cash provided by investing activities	–
Increase in cash and cash equivalents	3,530,366
Cash and cash equivalents at beginning of year	15,770,803
Cash and cash equivalents at end of year	$ 19,301,169
Supplemental disclosure of cash flow information	
Interest paid	$ 1,476,528

No income tax payments were made by the Company in 2010. Income taxes of $8,272,682 were settled during 2010 through a reduction of receivable from affiliates.

See notes to consolidated financial statements.

1. Organization and Operations

Aon Benfield Securities, Inc. (the Company), a New York corporation, is a registered broker-dealer with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority, the Ontario Securities Commission, the Municipal Securities Regulatory Board, National Futures Association, and the securities commissions of all fifty states. The Company is owned by Aon Group, Inc., a wholly owned subsidiary of Aon Corporation (Aon).

The Company's capital market activities include underwriting or participating in the selling group for offerings of debt, convertible debt, catastrophe equity put options, industry loss warrants, private placements, and asset-backed securities and financial advisory services.

The Company's broker-dealer activities include selling variable products, institutional distribution of nonaffiliated mutual funds, consulting services, and secondary market trading of insurance-linked securities on an agency basis.

Aon Financial and Insurance Solutions (AFIS), a wholly owned subsidiary, is a licensed insurance agency domiciled in the state of California. The Company sells insurance products through AFIS.

The Company clears its insurance-linked securities transactions on a fully disclosed basis through Pershing LLC and all other securities and certain insurance transactions on a fully disclosed basis through Raymond James & Associates, Inc.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates used in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

2. Significant Accounting Policies (continued)

New Accounting Pronouncement

In 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2010-06, *Improving Disclosures About Fair Value Measurements*. ASU 2010-06 clarified certain existing fair value disclosures and requires a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each class of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2, and 3 of the fair value hierarchy and to present information regarding the purchases, sales, issuances, and settlements of Level 3 assets and liabilities on a gross basis. Except for the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 became effective for reporting periods beginning after December 15, 2009. See Note 3 for an explanation of these disclosures. The adoption of ASU 2010-06 did not have an effect on the Company's financial statements.

Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash and cash equivalents consist primarily of cash and money market funds held with banks and other financial institutions. Money market funds are recorded at fair value based on reported net asset value.

Cash Segregated for Regulatory Purposes

Cash of $115,905 has been segregated in a special reserve account for the benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934.

Securities Transactions

Securities transactions and related revenues and expenses are recorded on a trade-date basis. The Company buys and sells (riskless principal basis) certain insurance-linked debt securities in the secondary market.

2. Significant Accounting Policies (continued)

New Accounting Pronouncement

In 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2010-06, *Improving Disclosures About Fair Value Measurements*. ASU 2010-06 clarified certain existing fair value disclosures and requires a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each class of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2, and 3 of the fair value hierarchy and to present information regarding the purchases, sales, issuances, and settlements of Level 3 assets and liabilities on a gross basis. Except for the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 became effective for reporting periods beginning after December 15, 2009. See Note 3 for an explanation of these disclosures. The adoption of ASU 2010-06 did not have an effect on the Company's financial statements.

Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash and cash equivalents consist primarily of cash and money market funds held with banks and other financial institutions. Money market funds are recorded at fair value based on reported net asset value.

Cash Segregated for Regulatory Purposes

Cash of $115,905 has been segregated in a special reserve account for the benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934.

Securities Transactions

Securities transactions and related revenues and expenses are recorded on a trade-date basis. The Company buys and sells (riskless principal basis) certain insurance-linked debt securities in the secondary market.

2. Significant Accounting Policies (continued)

Revenue Recognition

Underwriting fees from securities offerings and related advisory and other fees are recorded when earned. Commission revenues represent sales charges and renewal fees collected from various investors for which the Company is the broker-dealer of record and are recorded when earned.

Distribution fees and commission revenues representing administrative and sales charges from investment companies for which the Company is the broker-dealer of record are recorded when received, which is not materially different from amounts earned. Interest income is recorded on an accrual basis.

Principles of Consolidation

The consolidated financial statements include the accounts of AFIS, the Company's wholly owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

3. Fair Value Measurements

Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures*, defines fair value as the price that would be received to sell an investment or pay to transfer a liability in a timely transaction with an independent buyer in the principal market or, in the absence of a principal market, the most advantageous market for the investment or liability. ASC 820 establishes a three-tier hierarchy of fair value measurements based on whether the inputs to those measurements are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions.

The fair value hierarchy consists of three levels:

- Level 1 – Quoted prices for identical instruments in active markets
- Level 2 – Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations in which all significant inputs are observable in active markets
- Level 3 – Valuations derived from valuation techniques in which one or more significant inputs are unobservable

3. Fair Value Measurements (continued)

This hierarchy requires the use of observable market data when available.

As of December 31, 2010, investments in money market funds with a fair value of $18,887,499 were measured using quoted prices (Level 1) and classified as cash and cash equivalents in the consolidated statement of financial condition.

4. Income Taxes

The Company is included in Aon's consolidated federal income tax return and Illinois state income tax return. The Company files a separate state income tax return in all states where it is required to do so. In accordance with a tax sharing agreement between Aon and the Company, federal and state income taxes have been provided for as if the Company was filing separate returns. The difference between the statutory rate of 35% and the Company's effective rate of 40% is due to state income taxes.

The Company had no unrecognized tax benefits at January 1, 2010, and December 31, 2010. The Company does not expect the unrecognized tax positions to change significantly over the next twelve months. The Company's position is to recognize interest and penalties related to unrecognized income tax benefits in its provision for income taxes.

The open tax years are those that are open for examination by taxing authorities. The Company is no longer subject to U.S. federal, state, local, or non-U.S. income tax examinations by tax authorities for years ending prior to December 31, 2007.

5. Related Party Transactions

The Company has a demand note agreement with Aon under which certain intercompany transactions between the Company and Aon are funded and repaid. The note has a balance of $60,404,736 at December 31, 2010, included in receivables from affiliates on the statement of financial condition, and accrues interest at a variable rate (0.37% at December 31, 2010). The note, including accrued interest, is due and payable on demand and Aon has the ability and intent to pay. During 2010, the Company earned interest of $155,749 on the note, and $130,000,000 was repaid in December 2010.

5. Related Party Transactions (continued)

The Company executed two temporary subordinated loan agreements with Aon for a total of $243,000,000 to fund firm commitment underwritings. The Company paid $1,389,500 of interest to Aon during 2010 related to the temporary subordinated loan agreements. There was no balance outstanding on the subordinated loans as of December 31, 2010.

The Company also incurs and allocates certain operating expenses to its affiliates. Certain unreimbursed salary and general and administrative expenses, including the compensation of brokers and agents, are incurred by affiliated companies on behalf of the Company and are not reported in the accompanying consolidated statement of income.

6. Net Capital and Other Requirement

The Company, as a broker-dealer registered with the SEC, is subject to the Uniform Net Capital Rule of the SEC (Rule 15c3-1). The rule requires the maintenance of minimum net capital equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness, whichever is greater, as defined, and that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. As of December 31, 2010, net capital was $11,808,084, which was $11,325,993 in excess of required net capital, and the ratio of aggregate indebtedness to net capital was 0.61 to 1. Advances to affiliates and dividend payouts may be subject to certain notification and other provisions of the net capital rule of the SEC.

Supplemental Information

Aon Benfield Securities, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2010

Stockholders' equity	$ 76,827,354
Deductions and charges	
Receivables from affiliates	64,124,618
Fees receivable	500,000
Prepaid expenses and other assets	12,620
	64,637,238
Haircuts on securities:	
Money market fund	377,750
Foreign currency	4,282
	382,032
Net capital	$ 11,808,084

There is no difference between the computation above and the computation presented in the Company's unaudited amended December 31, 2010, Focus Part II filing submitted on March 30, 2011.

Aon Benfield Securities, Inc.

Computation of Basic Net Capital Requirement and Computation of Aggregate Indebtedness

December 31, 2010

Minimum net capital (greater of 6 2/3% of aggregate indebtedness or $250,000)	$ 482,091
Excess net capital	$ 11,325,993
Excess net capital at 1,000% (net capital less 10% of total aggregate indebtedness)	$ 11,084,948
Total liabilities from statement of financial condition	$ 7,231,362
Add:	
Drafts for immediate credit	–
Market value of securities borrowed for which their equivalent value is paid or credited	–
Other unrecorded amounts	–
	–
Deduct adjustment based on deposits in special reserve bank accounts	–
Total aggregate indebtedness	$ 7,231,362
Percentage of aggregate indebtedness to net capital	61%

There is no difference between the computation above and the computation presented in the Company's unaudited amended December 31, 2010, Focus Part II filing submitted on March 30, 2011.

Aon Benfield Securities, Inc.

Computation of Determination of Reserve Requirement Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2010

Credit balances:	
Market value of short securities and credit balances over 30 days	$ 99,199
Excess of total credits over total debits	$ 99,199
Reserve requirement – 105% of excess total credits over total debits	$ 104,159
Amount held on deposit in reserve bank account	$ 115,905

There is no difference between the computation above and the computation presented in the Company's unaudited amended December 31, 2010, Focus Part II filing submitted on March 30, 2011.

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Stockholders
Aon Benfield Securities, Inc.

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Aon Benfield Securities, Inc. (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company, including any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that (i) assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition and (ii) transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Chicago, Illinois
March 30, 2011

Ernst & Young LLP
155 North Wacker Drive
Chicago, IL 60606-1787
Tel: +1 312 879 2000
Fax: +1 312 879 4000
www.ey.com

Report of Independent Accountants on Applying Agreed-Upon Procedures

To the Stockholders of Aon Benfield Securities, Inc:

We have performed the procedures enumerated below, which were agreed to by management of Aon Benfield Securities, Inc (the Company), the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the period from January 1, 2010 through December 31, 2010. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010 with the amounts reported in Form SIPC-7 for the period from January 1, 2010 through December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

ERNST & YOUNG

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the period from January 1, 2010 through December 31, 2010. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

Ernst + Young LLP

March 30, 2011

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

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